Exhibit 99.1

GOLAR MARIA ACQUISITION

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today that it has entered into an agreement to acquire the ownership interests in the company that owns and operates the liquefied natural gas (“LNG”) carrier, the Golar Maria, from Golar LNG Limited (“Golar LNG”) for a purchase price of $215.0 million. The acquisition is subject to the satisfaction of certain closing conditions.

The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. (“LNG Shipping”), a subsidiary of Eni S.p.A in November 2012 under a charter with an initial term expiring in December 2017.

The Partnership estimates that the acquisition will generate approximate annual revenues between $28 million and $29 million and annual net cash from operations (before the deduction of interest costs) between $22 million and $24 million during the term of its charter with LNG Shipping. Golar Wilhelmsen manages the operation of the Golar Maria pursuant to an existing ship management agreement.  The Board of Directors of the Partnership (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) have approved the purchase price. The Conflicts Committee retained a financial advisor, DNB Markets, to assist with its evaluation of the acquisition.

The Board is pleased that the Partnership has entered into this purchase agreement with respect to its fourth acquisition since the Partnership’s initial public offering in April 2011. As with the Partnership’s acquisition of the Golar Grand, this acquisition is expected to be an accretive transaction and is consistent with the Partnership’s growth strategy. As a result of this acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution of between $0.0125 and $0.0175 (or an annualized increase of between $0.05 and $0.07), which would become effective for the distribution with respect to the quarter ending March 31, 2013.  Any such increase would be conditioned upon, among other things, the closing of the Golar Maria acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  statements regarding the revenues and annual net cash from operations that may be generated by Golar Maria;

•                  statements about the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•                  the Partnership’s anticipated growth strategies;

•                  the Partnership’s future revenues, expenses, financial condition and results of operations;

•                  the repayment or refinancing of debt;

•                  the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•                  charter termination dates and extensions of charters;

•                  the Partnership’s business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

January 30, 2013

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Brian Tienzo

Stuart Buchanan